ELI ELECTRIC VEHICLES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023

AND

DECEMBER 31, 2022



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2023, and 2022, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China and EEV International Limited, both wholly owned subsidiaries, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China and EEV International Limited, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Eli Electric Vehicles, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 11, 2024
Los Angeles, California

Eli Electric Vehicles, Inc.
Consolidated Balance Sheet
(Audited)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 452,995	214,272
Acccounts Receivable, net	615,561	78,913
Inventory	639,571	210,050
Other Current Assets	172,386	106,472
Total Current Assets	**1,880,513**	**609,707**
Property and equipment, net	1,252,816	1,689,843
Intangibles	422,385	476,496
Right-of-Use Lease Asset	12,609	-
Total Assets	**$ 3,568,323**	**2,776,046**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,335,863	292,792
Credit Cards	40,281	-
Deferred revenue	1,940	312,571
Loans from Shareholders	3,539,379	3,645,765
Convertible notes	1,304,827	1,304,827
Other Current Liabilities	4,181,452	2,390,749
Total Current Liabilities	**10,403,744**	**7,946,704**
Lease Liability	15,895	-
Total Liabilities	**10,419,639**	**7,946,704**
STOCKHOLDERS' EQUITY		
Common Stock Class A, $0.0001 par value, 10,000,000 shares authorized, 1,634,243 and 1,356,178 shares issued and outstanding as of December 31, 2023 and 2022	164	136
Common Stock Class B, $0.0001 par value, 2,000,000 shares authorized, 900,000 and 900,000 shares issued and outstanding as of December 31, 2023 and 2022	90	90
Preferred Stock, $0.0001 par value, 8,000,000 shares authorized, 56,340 and 56,340 shares issued and outstanding as of December 31, 2023 and 2022	6	6
Currency Translation Adjustment	138,270	17,704
Equity Issuance Costs	(516,913)	(417,683)
Additional Paid in Capital	4,505,248	3,685,072
Retained Earnings/(Accumulated Deficit)	(10,978,181)	(8,455,983)
Total Stockholders' Equity	**(6,851,316)**	**(5,170,658)**
Total Liabilities and Stockholders' Equity	**$ 3,568,323**	**2,776,046**

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	2,689,237	$	1,222,756
Cost of Goods Sold		2,398,694		1,144,720
Gross profit		290,543		78,036
Operating expenses				
General and Administrative		2,051,856		1,627,536
Research and development		439,416		370,637
Sales and Marketing		211,905		99,362
Total operating expenses		2,703,178		2,097,535
Operating Income/(Loss)		(2,412,636)		(2,019,499)
Interest Expense/(Income)		119,350		131,987
Other Loss/(Income)		3,505		998
Income/(Loss) before provision for income taxes		(2,535,490)		(2,152,484)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(2,535,490)	$	(2,152,484)

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(AUDITED)

(in , $US)	Common Stock Class A Shares	Amount	Common Stock Class B Shares	Amount	Series Seed Preferred Stock Shares	Amount	Equity Issuance Costs	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	1,067,233	$ 107	900,000	$ 90	56,340	$ 6	(263,608)	$ 2,135,697	$ (259,955)	$ (6,280,816)	$ (4,668,479)
Issuance of common shares	288,945	29	-	-	-	-	(154,075)	1,549,375	-	-	1,395,329
Currency Translation Adjustment	-	-	-	-	-	-	-	-	277,659	-	277,659
Adoption of ASU 842	-	-	-	-	-	-	-	-	-	(22,683)	(22,683)
Net Income/(Loss)	-	-	-	-	-	-	-	-	-	(2,152,484)	(2,152,484)
Balance—December 31, 2022	1,356,178	$ 136	900,000	$ 90	56,340	$ 6	$ (417,683)	$ 3,685,072	$ 17,704	$ (8,455,983)	$ (5,170,658)
Issuance of common shares	278,065	28	-	-	-	-	(99,230)	820,176	-	-	720,974
Currency Translation Adjustment	-	-	-	-	-	-	-	-	120,566	-	120,566
Adjustment related to prior years	-	-	-	-	-	-	-	-	-	13,292	13,292
Net Income/(Loss)	-	-	-	-	-	-	-	-	-	(2,535,490)	(2,535,490)
Balance—December 31, 2023	1,634,243	$ 164	900,000	$ 90	56,340	$ 6	$ (516,913)	$ 4,505,248	$ 138,270	$ (10,978,181)	$ (6,851,316)

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,535,490)	$ (2,152,484)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	548,282	464,171
Amortization of intangibles	40,392	32,965
Bad debt expense	23,186	-
Changes in operating assets and liabilities:		
Inventory	(429,521)	(201,051)
Account Receivables	(536,648)	(16,870)
Prepaid expenses and other current assets	(65,914)	249,743
Other long term assets	-	50,817
Accounts payable and credit cards	1,083,353	79,503
Deferred revenue	(310,631)	354,554
Other current liabilities	740,008	(22,683)
Net cash provided/(used) by operating activities	**(1,442,983)**	**(1,161,335)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(111,255)	(7,995)
Purchases of Intangible Assets	(86,519)	-
Net cash provided/(used) in investing activities	**(197,774)**	**(7,995)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing/(repayments) on Shareholder loan	(106,386)	(381,219)
Borrowing/(repayment) on Non Shareholder loan	1,276,809	(118,407)
Issuance of Class A Common Stock	720,974	1,395,329
Net cash provided/(used) by financing activities	**1,891,398**	**895,703**
Effect of foreign currency exchange rate changes on cash	**(11,918)**	**268,659**
Change in Cash	238,723	(4,968)
Cash—beginning of year	214,272	219,240
Cash—end of year	**$ 452,995**	**$ 214,272**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 132,265
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Eli Electric Vehicles, Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd.(Eli China) , its wholly owned subsidiary. On March 18, 2021, Eli Electric Vehicles, Inc. formed EEV INTERNATIONAL LIMITED (EEV), a wholly owned subsidiary, under Chapter 662 of laws of the Hong Kong SAR, P.R.China and commenced business operations in the P.R.China. The financial statements of Eli Electric Vehicles, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Eli Electric Vehicles, Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestion in cities and communities.

The company has finished developing its first micro-EV, Eli ZERO, and has begun small batch production, and limited sales in Europe. Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-the-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., Beijing Eli Electric Vehicles, Co., Ltd. (Eli China), and EEV International, Ltd. (EEV). Eli China and EEV are wholly owned subsidiaries over which Eli Electric Vehicles, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

ELI ELECTRIC VEHICLES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023, AND DECEMBER 31, 2022

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

The Company also maintains cash and cash equivalents in foreign banking institutions in the countries where their subsidiaries are located. These balances are not covered by FDIC insurance. Their USD balance on December 31, 2023, and December 31, 2022 were $361,128, and $21,357, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. The Company's inventory is purchased from parts suppliers and maintained in Company and original equipment manufacturer ("OEM") factories. The OEM factory utilized the parts purchased by the Company to manufacture the final products. The weighted moving average (WMA) method is utilized to evaluate inventory. Weighted moving averages assign a heavier weighting to more current data points since they are more relevant than data points in the distant past. The sum of the weighting adds up to 1 (or 100%).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The Company capitalizes its acquired intangibles of software licenses and patents, are amortized on a straight-line basis over fifteen years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Goodwill

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective 2021, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company began amortizing goodwill on a straight-line basis over ten years and does not recognize the following intangible assets separate from goodwill: (1) customer related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) assembled workforce.

Effective 2021, the Company adopted Accounting Standards Update ("ASU") No. 2021-03, Accounting Alternative for Evaluating Triggering Events, which provides private companies the ability to perform the evaluation of goodwill impairment triggering events as of the end of the reporting period and does not require entities to monitor for triggering events during the reporting period. As a result, the Company evaluates the facts and circumstances at the end of each reporting period to determine whether a triggering event exists and, if so, whether it is more likely than not that goodwill is impaired.

When a triggering event occurs, the Company first compares the fair value of the entity to the carrying value of the entity's net assets at the measurement date. If the net assets exceed the fair value of the entity, the difference between the fair value and the net assets is the amount of goodwill impairment recorded. The Company did not identify any indicators of impairment as of December 31, 2023 and 2022.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company.   Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the Company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in the results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

• In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

• Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

• Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Cost of Goods Sold

Costs of goods sold include the cost of vehicles, cost of parts, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $211,905 and $99,362, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2024, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3. EEV INTERNATIONAL LIMITED

On March 18, 2021, the Company formed a wholly owned subsidiary EEV International Limited, for the purposes of importing and exporting vehicles and their parts and providing services in connection with the products sold. EEV is included in the consolidated financial statements presented.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables. Accounts payable consist primarily of trade payables.

Prepaids and other current liabilities consist of the following items:

As of December 31,	2023	2022
Prepaid Tax	97,001	70,151
Prepaid Expenses	67,824	16,109
Other receivables, net	7,562	4,836
Cash Held on Fund Escrow		15,376
Total Other Current Assets	$ 172,386	$ 106,472

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Other payable - other	3,514,304	2,237,495
Accured interest	150,851	102,514
Contract liabilities	512,621	-
Payroll Liabilities	3,676	50,740
Total Other Current Liabilities	$ 4,181,452	$ 2,390,749

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,	2023	2022
Furniture & Equipment	$ 3,129,704	$ 3,061,637
Total Property & Equipment, at cost	3,129,704	3,061,637
Accumulated depreciation	(1,876,887)	(1,371,794)
Property & Equipment, net	$ 1,252,816	$ 1,689,843

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were $548,282, and $464,171, respectively.

6. INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,	2023	2022
Beginning Balance Intangible Assets, at cost	$ 603,407	$ 621,517
Accumulated amortization	(181,022)	(145,021)
Intangible Assets, net	$ 422,385	$ 476,496

Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $40,392 and $32,967, respectively. The schedule of future amortization is as follows:

Period	Amortization Expense
2024	$ 40,392
2025	40,392
2026	40,392
2027	40,392
2028	40,392
Thereafter	220,425
Total	**$ 422,385**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 Common Shares Class A with a par value of $ 0.0001 and 2,000,000 Common Shares Class B with a par value of $ 0.0001 and 8,000,000 of Preferred Shares with a par value of $0.0001 per share.

Common Stock

As of December 31, 2023, and December 31, 2022, the Company had issued 1,634,243 and 1,356,178 shares of Class A Common Stock, respectively. The Company also had issued 900,000 shares of Class B Common Stock for both years ended December 31, 2023, and December 31, 2022.

Preferred Stock

As of December 31, 2023, and December 31, 2022, the Company had issued 56,340 shares of Preferred Stock.

8. DEBT

Shareholder loans

During 2019, the Company entered into loan agreements with certain shareholders. The loans do not have a stated interest and mature within twelve months of the issuance with an additional thirty-six-month extension. The total outstanding amount of shareholder loan as of December 31, 2023, and December 31, 2022 is $3,539,379 and $3,645,765, respectively.

For the years ended December 31, 2023, and December 31, 2022, interest expenses relating to the shareholder loans were recorded in the amount of $132,265 and $132,265, respectively.

Shareholder Convertible Note Payable

In 2021, the Company entered into a convertible note with a related party in the amount of $1,304,827, with an interest rate of 5% per annum, and is due on December 31, 2023. The entire principal balance and accrued interest are classified as current.

Other loans payable

The total outstanding amounts of other loan amounts as of December 31, 2023, and 2022, were $3,514,304 and, $2,237,495 respectively. The entire loan balance has been classified as current and reported as part of other current liabilities.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and 2022 consists of the following:

As of December 31,	2023	2022
Net Operating Loss	$ (756,590)	$ (642,301)
Valuation Allowance	756,590	642,301
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 and 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (10,968,791)	$ (8,455,983)
Valuation Allowance	10,968,791	8,455,983
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

As of December 31, 2023, the Company had net operating loss ("NOL") carryforwards of approximately -$10,968,791. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under Note 8, 'Debt'.

During the years ended December 31, 2023, and 2022, the Company had related party transactions with Greenman Machinery Company Ltd. ("Greenman"), one of the Company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co., Ltd., and Greenman Electric Vehicles Co., Ltd.

Below outlines the related party transactions for each year:

Purchases from related parties	2023		2022	
Greenman Machinery Company Ltd.	$	4,998	$	235,385
Greenman Electric Vehicles Co., Ltd.	$	4,133,844	$	1,305,629
Beijin Toppo Machine Co., Ltd.	$	-	$	-

Payments made to related parties	2023		2022	
Greenman Machinery Company Ltd.	$	4,998	$	176,454
Greenman Electric Vehicles Co., Ltd.	$	1,450,277	$	1,319,636

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,412,636, and liquid assets in cash of $452,995 as of December 31, 2023. The Company's current liabilities exceed the current assets, and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 11, 2024, which is the date the financial statements were available to be issued.

As of April 11, 2024, the Company has recognized $512,228 in revenues from vehicles, parts and other products sold for 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.